UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Scientific Games Corporation
(Exact name of the registrant as specified in its charter)

Nevada	81-0422894
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Scientific Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Amendment and Restatement of Rights Agreement

On June 19, 2017, the Board of Directors of Scientific Games Corporation, a Delaware corporation (the “Predecessor Registrant”) approved, and the Predecessor Registrant entered into, a Rights Agreement (the “Rights Agreement”), between the Predecessor Registrant and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).

On January 10, 2018, (the “Reincorporation Merger Effective Date”), the Predecessor Registrant changed its state of incorporation from Delaware to Nevada pursuant to the merger (the “Reincorporation Merger”) of the Predecessor Registrant with and into SG Nevada Merger Company, a Nevada corporation and wholly owned subsidiary of the Predecessor Registrant (the “Company”), with the Company continuing as the surviving corporation under the name “Scientific Games Corporation”. The Reincorporation Merger was approved by the requisite vote of stockholders at the Predecessor Registrant’s Special Meeting of Stockholders on November 27, 2017. On the Reincorporation Merger Effective Date the Company and the Rights Agent entered into an Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) pursuant to which (i) the Company assumed and succeeded to, by virtue of the Reincorporation Merger, all of the duties and obligations of the Predecessor Registrant under the Rights Agreement and (ii) certain additional changes were made to reflect the reincorporation from Delaware to Nevada. Reference herein to the term “Common Stock” shall mean the Class A common stock, par value $0.01 per share of the Predecessor Registrant prior to the Reincorporation Merger Effective Date and the common stock, par value $0.001 per share of the Company as of and after the Reincorporation Merger Effective Date.

As a result of the Reincorporation Merger, the Company is deemed to be the successor issuer of the Predecessor Registrant under Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is filing this Amendment No. 1 to the registration statement on Form 8-A filed by the Predecessor Registrant with the Securities and Exchange Commission on June 19, 2017 (the “Registration Statement”) pursuant to Rule 12g-3 under the Exchange Act to update the Registration Statement as a result of the Reincorporation Merger.

In accordance with Rule 414(d) under the Securities Act of 1933, as amended (the “Securities Act”), except as modified by this Amendment No. 1, the Company, as successor issuer to the Predecessor Registrant pursuant to Rule 12g-3 of the Exchange Act, hereby expressly adopts the Registration Statement as its own registration statement for all purposes of the Securities Act and the Exchange Act.

Description of Amended and Restated Rights Agreement

The Amended and Restated Rights Agreement provides for a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock outstanding as of June 29, 2017 (the “Record Date”). Each Right entitles the holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the “Preferred Stock”) for a purchase price of $109.00 (the “Purchase Price”), subject to adjustment as provided in the Amended and Restated Rights Agreement. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

The Board of Directors of the Company (the “Board”), adopted the Amended and Restated Rights Agreement in an effort to protect stockholder value by strengthening the Company’s ability to secure and maintain the Company’s good standing with respect to its licenses, contracts, franchises and other regulatory approvals related to the operations of gaming and related businesses now or hereafter engaged in by the Company or any of its affiliates, which licenses, contracts, franchises or other approvals are conditioned upon some or all of the holders of the Company’s securities possessing prescribed qualifications. The Board determined that the Company’s ability to enforce the provision of Article VIII of the Amended and Restated Articles of Incorporation (the “Amended and Restated Charter”) would be potentially diminished if a 5% or greater shareholder located outside the United States was found not subject to jurisdiction in the state of Nevada for purposes of Article VIII of the Amended and Restated Charter and the Amended and Restated Rights Agreement while maintaining the ability to transfer its shares of the Company without any visibility. The Amended and Restated Rights Agreement is limited in scope and specifically tailored to address this concern. Due to the regulatory regime to which the Company is subject, any shareholder owning 5% or more of the Company’s stock is already required to comply with the requirements of various state gaming regulators, including potentially limited submissions to jurisdiction. In this regard, the Company believes that the limited submission to jurisdiction that may be required to comply with the Amended and Restated Rights Agreement is similar to actions that a 5% shareholder is already required to take in order to comply with the requirements of a number of the Company’s regulators.

The following description of the terms of the Amended and Restated Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement, a copy of which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Effectiveness.  The Amended and Restated Rights Agreement became effective on January 10, 2018. The Rights have been previously issued in respect of all outstanding shares of Common Stock as of the Record Date, and will continue to be issued for all shares of Common Stock outstanding, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may be distributed with respect to shares of Common Stock that become outstanding after the Distribution Date only in certain limited circumstances as described in the Amended and Restated Rights Agreement (such as the issuance of Common Stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term.  The Rights will expire on the earlier of (i) June 19, 2020 and (ii) the close of business on the day that the Board determines that the Amended and Restated Rights Agreement is no longer necessary or desirable for the preservation of the Company’s good standing with respect to its licenses, contracts, franchises and other regulatory approvals related to the operation of gaming and related businesses of the Company or any of its affiliates (the “Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, as provided below, as more fully set forth in the Amended and Restated Rights Agreement.

Exercisability.  Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of the 10 business days from (such date, the “Distribution Date”):

i.	the public announcement that a person has become an Acquiring Person (as defined below), or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person; and

ii.
such date (prior to such time as any person or group of affiliated persons becomes an Acquiring Person), if any, as may be determined by action of the Board following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group who meets the criteria of clauses (ii), (iii) and (iv) the definition of “Acquiring Person” of 5% or more of the outstanding shares of Common Stock.

An Acquiring Person shall mean any person who or which:

i.	shall be the Beneficial Owner (as defined in the Amended and Restated Rights Agreement) of 5% or more of the shares of Common Stock then outstanding;

ii.	is a person (if not a natural person) not organized under the laws of the United States of America or any State of the United States of America;

iii.
does not deliver to the Company a consent to jurisdiction in Nevada for purposes of enforcing the Company’s Amended and Restated Charter or the Amended and Restated Rights Agreement in the form attached as an exhibit to the Amended and Restated Rights Agreement; and

iv.	does not hold all of such person’s beneficially owned shares of Common Stock as a registered holder directly through the Company’s transfer agent in certificated form, subject to certain exceptions.

Grandfathered Persons.  Any person or group (a “Grandfathered Person”), that beneficially owned (as disclosed in public filings) 5% or more of the outstanding Common Stock as of June 19, 2017 (such percentage the “Grandfathered Percentage”), will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage of the outstanding shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock, or pursuant to a split or subdivision of the outstanding Common Stock).

If a Grandfathered Person sells or otherwise disposes of its Common Stock, such person’s Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition or (b) the percentage of Common Stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 5% of the outstanding shares of Common Stock it will cease to be a Grandfathered Person under the Amended and Restated Rights Agreement.

Exempt Persons and Exempt Transactions.  A person shall not be deemed to be or to have become an Acquiring Person if such person (i) was unaware that it beneficially owned the number of shares of Common Stock such that the person would otherwise qualify as an “Acquiring Person”, or had no actual knowledge of the consequences of such ownership, (ii) obtained the shares solely as a result of a unilateral grant by the Company or through the exercise of any options, warrants, rights or similar interests granted by the Company to its directors, officers and employees, (iii) obtained the shares solely as a result of acquisition of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the proportion of shares beneficially owned by such person such that the person would otherwise qualify as an “Acquiring Person” or (iv) received the shares pursuant to an individual’s will or charitable trust after their death, when such individual was the Beneficial Owner of 5% or more of Common Stock then outstanding.

Rights Certificates and Detachability.  Prior to the Distribution Date, the Rights will be evidenced by the certificates representing the shares of Common Stock registered in the names of the holders thereof (or by book entry shares in respect of such Common Stock), and the Rights will be transferable only in connection with the related Common Stock (or, in the case of uncertificated Common Stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related Common Stock. After the Distribution Date, the Rights will “detach” from the Common Stock and will be separately transferable.

Terms of Preferred Stock.  The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each 1/10,000th of a share of Preferred Stock is the economic and voting equivalent of one whole share of Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Dilution Adjustments. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the board in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, combinations or reclassification of the Common Stock occurring, in any such case, prior to the Distribution Date.

The Flip-In Provision.  In the event any person or group becomes an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of 1/10,000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. However, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void and will result in significant dilution to the Acquiring Person.

The Flip-Over Provision.  In the event, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination, or 50% or more of the Company’s consolidated assets or earning power are sold to any other person, then each holder of a Right will have the right to purchase common shares in the surviving entity (the “Principal Party”), at 50% of the current per share market price of the stock of such Principal Party. As with the “flip-in” provision, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void.

Exchange.  At any time after a person or group has become an Acquiring Person, the Board may elect to exchange all or part of the then outstanding Rights (other than any Rights that are or previously were beneficially owned by an Acquiring Person, which will become null and void) at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock, after the date of the Amended and Restated Rights Agreement. However, the Board shall not be empowered to effect such exchange at any time after an Acquiring Person shall have become the Beneficial Owner of 50% or more of the shares of the Common Stock then outstanding.

Redemption.  The Rights are redeemable by the Board at a redemption price of $0.0001 per Right (the “Redemption Price”) at any time prior to the earlier of (i) such time as any person or group becomes an Acquiring Person and (ii) the Expiration Date. Immediately upon the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment.  At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Amended and Restated Rights Agreement (including the date on which a Distribution Date shall occur, the amount of the Purchase Price, the definition of Acquiring Person, or the time during which the Rights may be redeemed), except that no supplement or amendment may be made which reduces the Redemption Price of the Rights.

ITEM 2. EXHIBITS

Exhibit No.	Description

3.1
Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.5 to Registrant’s Current Report on Form 8-K as filed with the SEC on January 10, 2018)

4.1
Amended and Restated Rights Agreement, dated as of January 10, 2018, between Scientific Games Corporation and American Stock Transfer & Trust Company, LLC which includes the Form of Certificate of Designation of Series A Junior Participating Preferred Stock of Scientific Games Corporation as Exhibit A, the Form of Right Certificate as Exhibit B, the Summary of Rights to Purchase Shares of Preferred Stock of Scientific Games as Exhibit C and a the Form of Consent to Jurisdiction as Exhibit D (incorporated by reference to Exhibit 4.3 to Registrant’s Current Report on Form 8-K as filed with the SEC on January 10, 2018)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENTIFIC GAMES CORPORATION

By:	/s/ Michael A. Quartieri
Name: Michael A. Quartieri
Title: Executive Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary

Date:  January 10, 2018